Exhibit 12.1

HATTERAS FINANCIAL CORP.

COMPUTATION OF THE RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS

(in thousands, except ratios)

(unaudited)

Computation of ratio or earnings to combined fixed charges and preferred stock dividends:

	Year Ended December 31,
	2009	2008	2007
Fixed charges(1)	$96,267	$104,481	$5,332

Preferred stock dividends (2)	—	—	—

Combined fixed charges and preferred stock dividends	$96,267	$104,481	$5,332

Fixed charges	$96,267	$104,481	$5,332

Net income	174,400	79,129	1,248

	$270,667	$183,610	$6,580

Ratio of earnings to combined fixed charges and preferred stock dividends	2.81	1.76	1.23

(1)	Fixed charges consist of interest expense on all indebtedness.
(2)	No preferred stock was outstanding during these periods.